UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: July 10, 2023	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 18.2% QoQ INCREASE IN 2Q23 REVENUE AND SLIGHT MoM DECREASE IN JUNE 2023 REVENUE

Hsinchu, Taiwan, July 10, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of June 2023 and for the second quarter ended June 30, 2023. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.14 to US$1.00 as of June 30, 2023.

Revenue for the second quarter of 2023 was NT$5,444.1 million or US$174.8 million, representing an increase of 18.2% from the first quarter of 2023, and a decrease of 20.5% from the second quarter of 2022. The Company noted the above seasonally strong second quarter of 2023 revenue reflects higher demand of LCD drivers across its core business and automotive markets, along with a continued improvement in loading levels of high end test platform.

Revenue for the month of June 2023 was NT$1,788.1 million or US$57.4 million, representing a slight decrease of 2.5% from May 2023, and a decrease of 15.3% from June 2022.

Consolidated Monthly Revenues (Unaudited)
	June 2023	May 2023	June 2022	MoM Change	YoY Change
Revenues (NT$ million)	1,788.1	1,834.3	2,110.8	-2.5%	-15.3%
Revenues (US$ million)	57.4	58.9	67.8	-2.5%	-15.3%

Consolidated Quarterly Revenues (Unaudited)
	Second Quarter 2023	First Quarter 2023	Second Quarter 2022	QoQ Change	YoY Change
Revenues (NT$ million)	5,444.1	4,605.1	6,851.7	18.2%	-20.5%
Revenues (US$ million)	174.8	147.9	220.0	18.2%	-20.5%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.